Exhibit 99.1

Nomad Foods Announces Launch of Refinancing of Senior Secured Term Loans

Woking, England, October 20, 2025 – Nomad Foods Limited (NYSE: NOMD) today announced the launch of an anticipated refinancing of its existing USD denominated Term Loan B of USD 679 million and EUR denominated Term Loan B of EUR 130 million and EUR 553 million (the “Term Loans”) and an associated extension of its Revolving Cash Facility of EUR 175 million with lender meetings anticipated to follow later this week (the “Refinancing”).

There can be no assurances that the Refinancing will occur, or if it does, as to the terms of the Refinancing. This press release is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy securities, nor shall there be any sale of securities in any state or jurisdiction in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Nomad Foods
Nomad Foods (NYSE: NOMD) is Europe's leading frozen food company. The Company's portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, have been a part of consumers' meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com/investors/.

Enquiries
Investor Relations Contact
Jason English
investorrelations@nomadfoods.com

Forward-Looking Statements

This press release contains “forward-looking” statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding the Refinancing. These statements are based on management's estimates and assumptions with respect to future events, and are believed to be reasonable, though are inherently difficult to predict. The Company cautions that these forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in these forward-looking statements. Undue reliance should, therefore, not be placed on such forward-looking statements. Any forward-looking statements contained in this announcement apply only as at the date of this announcement and are not intended to give any assurance as to future results. The Company will update this announcement as required by applicable law, rule or regulation, but otherwise expressly disclaims any obligation or undertaking to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.
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